United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Kroger Co.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Employee Financial Security and Company Financial Returns: why shareholders should ask the company to pay a living wage to all employees

At Kroger, the average hourly wage is not enough to sustain a single adult with no children, even in low-cost areas. This failure to provide a living wage to people who work for a living threatens the entire economy, and thus the investment portfolios of the average diversified investor.

The Shareholder Commons (“TSC”) urges you to vote “FOR” Item 6 on the proxy (the “Proposal”), a shareholder proposal requesting that Kroger Co. (“Kroger” or the “Company”) establish wage policies designed to provide workers with the minimum earnings necessary to meet a family’s basic needs.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows and its shareholders’ interests in optimizing overall market returns.

We support Item 6 because Company compensation practices that fail to provide a living wage are harmful to the economy and therefore to the returns of Kroger’s diversified shareholders.

A.	The Proposal

Kroger is the largest supermarket chain in the United States1 and the sixth largest employer among U.S. public companies;2 its policies thus have tremendous influence on the market as a whole. The Proposal requests that the Company pay a living wage, with the aim of protecting diversified portfolios from negative effects on the economy caused by inadequate wages and expanding income inequality:

BE IT RESOLVED, shareholders ask that the board and management exercise their discretion to establish Company wage policies that are consistent with fiduciary duties and reasonably designed to provide workers with the minimum earnings necessary to meet a family’s basic needs, because Company compensation practices that fail to provide a living wage are harmful to the economy and therefore to the returns of diversified shareholders.3

B.	Kroger’s wages are insufficient to mitigate economic damage and do not account for portfolio impact

Kroger’s wage policies are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from the economic damage that arises from an impoverished workforce and expanding income inequality.

1.	Kroger touts its recent wage increases without acknowledging the insufficiency of its wage structure to protect its shareholders

Living wage

The living wage model reflects “the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”4 The living wage is abstemious, making no allowances for savings, consumption of even modest prepared foods, or home purchases, among other things. As the MIT Living Wage Calculator explains: “The living wage is the minimum income standard that, if met, draws a very fine line between the financial independence of the working poor and the need to seek out public assistance or suffer consistent and severe housing and food insecurity. In light of this fact, the living wage is perhaps better defined as a minimum subsistence wage.”5

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1 T. Ozbun, “Largest Grocery Chains in the U.S. 2022,” Statista, February 7, 2024, https://www.statista.com/statistics/197899/2010-sales-of-supermarket-chains-in-the-us/.

2 Gary Hoover, “America’s Largest Employers 1994-2022,” Business History - The American Business History Center, August 17, 2023, https://americanbusinesshistory.org/americas-largest-employers-1994-2022/.

3 The Shareholder Commons, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” November 2023, https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

4 “Living Wage Calculator,” accessed August 4, 2023, https://livingwage.mit.edu/pages/about. (Living wage is a “market-based approach that draws upon geographically specific expenditure data related to a family’s likely minimum food, childcare, health insurance, housing, transportation, and other basic necessities (e.g. clothing, personal care items, etc.) costs. The living wage draws on these cost elements and the rough effects of income and payroll taxes to determine the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”)

5 Id. (Emphasis added)

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Many people believe a living wage is the same as the minimum wage, but that is not the case. Indeed, in some regions, the chasm between the two is substantial. For instance, the U.S. federal minimum wage stood at $7.25 per hour in 2023, whereas the U.S. average living wage in 2022—the most recent year for which data are available—was $25.02 per hour for a family of four (two working adults, two children).6 That figure is likely to have increased in the current inflationary environment.

Kroger’s cost externalization resulting from its failure to pay a living wage

In its Opposition Statement, Kroger asserts that its “average hourly rate is nearly $19 per hour.” [emphasis added] With an average hourly wage that falls well short of a living wage, Kroger clearly underpays many of its workers, especially those at starting wages in the lowest-paid jobs.

Kroger does not disclose its lowest pay rates, forcing its shareholders to rely on outside sources for this information. For instance, jobs site ZipRecruiter reports hourly wages for Kroger clerks in Alabama as low as $7.32, with the majority of Kroger clerk hourly wages ranging between $10.98 (25th percentile) to $14.43 (75th percentile) in that state.7 None of those comes close to Alabama’s living wage. The table below more fully illustrates the substantial gap between Kroger’s wages and living wages in a variety of markets.

Kroger-owned stores are located in areas with varying costs of living. Noting that, we provide in the following table the current living wage for a range of Kroger-owned store locations, along with the wage Kroger reportedly pays in those locations:8

Kroger Wage vs. Living Wage (hourly)
Store Location	Lowest Kroger Wage in State	25th Percentile Kroger Wage	Living Wage: 1 adult, 0 children	Living Wage: 2 working adults, 2 children
Hartselle, AL	$7.32	$10.98	$19.43	$23.55
Middlesboro, KY	$8.08	$12.11	$19.64	$22.86
Columbus, OH	$7.91	$11.87	$20.96	$26.42
Columbia, SC	$7.96	$11.94	$21.04	$24.11
Atlanta, GA	$7.25	$10.96	$25.83	$27.75

Sources: Kroger wage rates from ZipRecruiter and Indeed.com, Living Wage Rates from MIT Living Wage Calculator

In other words, Kroger’s lowest pay is deeply inadequate no matter the employee’s location or family situation, and its average wage fails to meet the basic needs of single, childless employees even in the most economically disadvantaged areas of the country. The average Kroger worker makes far less than necessary to sustain a family of four with both adults working full time, even in locations with the lowest cost of living. Kroger’s average hourly wage isn’t even enough to sustain a single adult with no children in the lowest cost-of-living location cited above.

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6 Amy Glasmeier, “NEW DATA POSTED: 2023 Living Wage Calculator,” Living Wage Calculator, February 1, 2023, https://livingwage.mit.edu/articles/103-new-data-posted-2023-living-wage-calculator.

7 https://www.ziprecruiter.com/Salaries/Kroger-Clerk-Salary--in-Alabama

8 See MIT’s Living Wage Calculator at https://livingwage.mit.edu/

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Kroger employees have also accused the Company of lying about the wage rates it pays. In late 2022, 10TV—a Central Ohio news station—spoke with Kroger workers about their pay, and heard multiple allegations that the workers’ wages did not comport with the Company’s public statements about its pay rates. “I promise you that starting pay that they posted is an out-and-out lie. I have been with Kroger for over 23 years. I’m just at $18 an hour,” said one Kroger worker in an email to the station. Another employee provided pay stubs to prove he was making just $15 hourly, despite a September 19, 2022 Kroger press release saying “a cashier’s current wage is $17.10 an hour.” Kroger subsequently told 10TV that the $17.10 figure in the Company’s press release was the average salary for a full-time cashier, not the starting wage or what every cashier was making at the time.9

The Economic Roundtable, a nonprofit research group that surveyed more than 10,000 Kroger workers in Washington, Colorado, and Southern California about their working conditions for a 2022 report commissioned by four units of the United Food and Commercial Workers Union, found that about 75 percent of Kroger workers said they were food insecure, meaning they lacked consistent access to enough food for an active, healthy life. About 14 percent said they were homeless or had been homeless in the previous year, and 63 percent said they did not earn enough money to pay for basic expenses every month.10

Kroger was the sole employer for 86 percent of those surveyed, partly because more than half had schedules that changed at least every week, making it difficult to commit to another employer. About two-thirds said they were part-time workers, even though they wanted more hours.11 A 2022 New York Times article describes how keeping workers part time is a strategy employers use to encourage turnover and reduce costs.12

In its Opposition Statement, Kroger points to its benefits package, saying its “its average hourly rate inclusive of benefits like [sic] health care and retirement is nearly $25 per hour.” Here too, Kroger demonstrates an unfamiliarity with what constitutes a living wage. The MIT living wage calculations cited above already assume employer-provided health insurance, for instance, and the wage calculation for each location is what is necessary for a person to meet their basic needs after factoring in the value of standard benefits. Additionally, when companies calculate their wages inclusive of benefits, they almost always do so by evaluating what the benefit cost the company, rather than the value the benefit conferred on the employee. These can be radically different.13 This is why we pointed in our Proposal to external expert frameworks such as the one developed by Living Wage for US.14 Such frameworks can help companies to assess the true value of their compensation packages to employees.

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9 Kevin Landers, “Kroger Defends Salary Figures While Employees Say They Are ‘an out-and-out Lie,’” 10tv.com, September 19, 2022, https://www.10tv.com/article/news/local/kroger-defends-salary-figures-while-employees-say-they-are-an-out-out-lie/530-7f391bc6-eb00-4c02-a1e6-1edd8282b980.

10 Daniel Flaming et al., “Hungry at the Table: White Paper on Grocery Workers at the Kroger Company” (Economic Roundtable, January 11, 2022), https://economicrt.org/publication/hungry-at-the-table/.

11 Flaming et al., “Hungry at the Table.”

12 Noam Scheiber, “Despite Labor Shortages, Workers See Few Gains in Economic Security,” The New York Times, February 1, 2022, sec. Business, https://www.nytimes.com/2022/02/01/business/economy/part-time-work.html.

13 Telephone conversation with Michelle Murray, CEO of Living Wage for US, on May 15, 2024.

14 https://livingwageforus.org/becoming-certified/

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Corresponding to Kroger’s current failure to pay many of its employees a living wage, there is also significant wage inequality within the Company. According to the Company’s 2024 Proxy Statement, the Company’s CEO made $15.7 million in the previous fiscal year, or 502 times more than the Company’s median employee.

In its Opposition Statement, Kroger asserts that “there are no meaningful differences in pay on an adjusted basis for associates who self-identify as male, female or a person of color.” We do not dispute that assertion, but it is not responsive to Kroger’s contribution to expanding, economy-wide racial disparity in income: women and people of color make up a disproportionate number of employees not earning a living wage because Kroger’s workforce is 49.6 percent female and 40.7 percent people of color, yet these groups compose only 31.7 percent and 26.3 percent of store leaders.15

It appears Kroger’s decision not to pay a living wage is attributable to a Company approach to compensation that does not account for economy- or portfolio-wide risk mitigation, and instead focuses on risks to its own business.

2.	The broad economic cost associated with poverty wages and income inequality surpasses any risk the issue poses to Kroger itself

Closing the living wage gap worldwide could generate as much as an additional $4.56 trillion every year through increased productivity and spending,16 which equates to a more than 4 percent increase in annual GDP. Inadequate pay thus materially reduces the intrinsic value of the global economy, which in turn affects investment portfolios.

It has been estimated that a one percent increase in inequality leads to a decrease in GDP of 0.6-1.0 percent.17 A one percent difference in inequality could thus lead to 17-26 percent lower GDP over 30 years and correspondingly lower returns for a diversified portfolio. This means that a 32-year-old worker saving for retirement today through a defined contribution plan could expect to have a nest egg 17-26 percent smaller at age 62. A defined benefit plan facing the same deficit could be forced to lower its benefits significantly, increase employer or employee contributions, or—in the case of a public pension fund—increased tax burdens.

For a more comprehensive review of the evidence of economic damage arising from poverty wages and income inequality, please see our recently published report, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” available on our website at https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

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15 https://www.thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf

16 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

17 Orsetta Causa, Alain de Serres, and Nicolas Ruiz, “Growth and Inequality: A Close Relationship?,” OECD, 2014, https://www.oecd.org/economy/growth-and-inequality-close-relationship.htm.

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C.	Underpaying Workers Threatens Economic Prosperity and Diversified Portfolios

Current levels of poverty wages and income inequality threaten the global economy with losses that will burden investment portfolios over the next 30 years and beyond, as we explain further in Section C. Conversely, higher wages lead to increased productivity and consumption in a virtuous macroeconomic cycle that benefits investment portfolios.

Diversified investors—including pension funds, foundations, and endowments—and other institutions working on behalf of these investors and other beneficiaries with diversified portfolios must work to bring an end to employment practices at Kroger that threaten the economy upon which their portfolios depend.

In the following sections, we describe the research establishing the relationship between poverty wages and income inequality on the one hand and long-term returns of diversified portfolios on the other, and show why shareholders can and must steward Kroger away from pay practices that threaten the economy. This system-wide perspective is necessary to protect Kroger shareholders’ diversified portfolios, which are threatened by company decisions that do not account for systemic effects.

D.	Poverty wages and income inequality threaten the returns of Kroger’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.18 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.19 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”20 Similar principles govern other investment fiduciaries.21

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”22 As shown in the next section, the social and environmental impacts of individual companies such as Kroger can significantly affect beta.

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18 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

19 Ibid.

20 29 USC Section 404(a)(1)(C).

21 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

22 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

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3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.23 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.24

But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with poverty wages and income inequality are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.25

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by underpaying workers, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Figure 1 below illustrates how the chain of value destruction runs from Kroger’s poverty wages to its diversified shareholders’ financial returns, even if those decisions might benefit Kroger financially.

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23 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

24 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

25 See supra n.23.

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Figure 1

Kroger’s disclosures demonstrate that its compensation strategy simply fails to address the economic costs of poverty wages and income inequality. Instead, it appears the Company’s operational focus means that Kroger’s decision to deprive its workers of a living does not account for the broader impact of that decision on the economy and Kroger’s diversified shareholders.

This failure must be addressed, because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.26

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26 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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E.	Why you should vote “FOR” the Proposal

Kroger’s opposition to the proposal relies on irrelevant and misleading arguments that do not address the magnitude of the threat posed by poverty wages and expanding income inequality:

1.	Kroger says the Proposal does not account for free market dynamics. This is false. Kroger is failing to account for the external costs arising from poverty wages and income inequality that upset the system. This Proposal aims to make Kroger account for the cost of doing business.

2.	Kroger touts its recent increases to its average hourly wage. But this relies on an irrelevant reference point: while its pay and benefits may allow Kroger to optimize recruiting and turnover to meet its internal financial goals, it makes no acknowledgement of the fact that this Proposal addresses the portfolio costs its shareholders absorb from Company wages that fall dramatically short of a living wage.

3.	Kroger says it provides “first jobs, second chances, and lifelong careers.” But while this may be true, it again fails to address the economic damage Kroger creates when it underpays the people it employs.

4.	Kroger says its “associates, customers, communities, and shareholders… benefit from the Company’s thoughtful approach to wage policy and sustainable growth.” This is false, as we demonstrate in Section C. Moreover, the constituency this Proposal addresses is Kroger’s shareholders. Kroger’s argument does not account for the impact of its poverty wages on the diversified portfolios of most investors such as Texas teachers, Detroit fire fighters, and other working people who count on their savings and pensions for a dignified retirement. For them, the single greatest determinant of portfolio value is broad economic health, and the living wage gap may be costing the economy $4.56 trillion every year.

5.	Kroger describes the living wage as “nascent, under-developed and overly-prescriptive [sic].” This is false. The concept of a living wage was central to the 1886 founding of the American Federation of Labor.[27] Far from being overly prescriptive, the Proposal affords management significant discretion in determining pathways to implementation, pointing to multiple, well-established frameworks for living wage structures without binding Kroger to any one of them.

6.	Kroger notes that about 64 percent of its associates are covered by collective bargaining agreements, which include negotiated wage provisions. The unions that represent Kroger’s workers have served their members well by securing important improvements in their working conditions. Nevertheless, there is a considerable portion of the Company’s workforce that does not earn a wage sufficient to support a single individual, contributing to working poverty and income inequality that threaten the economy, thus dragging down the diversified portfolio value of Kroger’s shareholders.

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27 University of Maryland, University Libraries, “The Movement for Higher Wages: From Poverty to a Living Wage,” accessed May 9, 2024, https://exhibitions.lib.umd.edu/unions/labor/living-wage#:~:text=With%20the%20founding%20of%20the,living%E2%80%9D%20higher%20than%20the%2019.

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7.	Kroger says its “Board’s fiduciary duty includes the obligation to maintain a financially sustainable and growing business over time.” The Proposal asks the Company to pay a living wage in order to maximize the returns of Kroger’s shareholders in a manner consistent with the Board’s fiduciary duties.

Voting “FOR” the Proposal will signal to Kroger that shareholders want the Company not to put the economy (and thus their diversified portfolios) at risk in order to improve Kroger’s financial performance.

Additionally:

•	Kroger underpays its workers, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	Kroger’s disclosures show it is not taking the actions that are required of corporations seeking to end practices that externalize costs onto the broader economy and diversified shareholders.

•	Kroger’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as Kroger’s diversified shareholders.

F.	Conclusion

Please vote “FOR” Item 6

By voting “FOR” Item 6, shareholders can urge Kroger to account directly for its poverty wages and the resulting costs to society, which in turn affect the economic health upon which diversified portfolios depend. Paying a living wage can aid the Board and management in authentically serving the needs of Kroger’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “FOR” Item 6 on the proxy, the Shareholder Proposal requesting payment of a living wage at the Kroger Co. Annual Meeting on June 27, 2024.

For questions regarding the Kroger Co. Proposal submitted by Legal and General Investment Management America, Inc., Zevin Asset Management, the Sisters of St. Francis of Dubuque, the School Sisters of Notre Dame, and the Sisters of the Presentation of the Blessed Virgin Mary, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

NEITHER THE FILERS NOR THE SHAREHOLDER COMMONS WILL ACCEPT PROXY CARDS.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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